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                                                                  EXHIBIT (a)(4)

LETTER TO STOCKHOLDERS DATED MAY 30, 2002

[BEI MEDICAL LOGO]

BEI Medical Systems Company, Inc.
100 Hollister Road
Teterboro, New Jersey 07608

May 30, 2002

Dear Stockholder:

    I am pleased to inform you that BEI Medical Systems Company, Inc. ("BEI") has entered into a merger agreement (the "Merger Agreement") with Boston Scientific Corporation ("BSC"), pursuant to which a wholly-owned subsidiary of BSC has commenced a tender offer to purchase all of the outstanding shares of BEI's common stock and preferred stock for $6.8426 per share and $13.6852 per share, respectively, in cash (the "Offer"). The Offer is conditioned upon, among other things, at least a specified minimum number of BEI's shares outstanding being tendered and not withdrawn and the receipt of required regulatory approvals. If completed, the Offer will be followed by the merger of Broadway Acquisition Corp. with and into BEI (the "Merger"), and all the shares of common stock not purchased in the Offer will be converted into the right to receive $6.8426 per share in cash in the Merger without interest. As a result of the Merger, BEI would become a wholly-owned subsidiary of BSC.

    Your Board of Directors has determined that the terms of the Offer and the Merger are fair to and in the best interests of BEI's stockholders, and recommends that BEI's stockholders accept the Offer, tender their shares of BEI common stock and preferred stock pursuant to the Offer and, if required under the Delaware General Corporation Law or BEI's Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement. In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9.

    Enclosed are BSC's Offer to Purchase, dated May 30, 2002 and Letter of Transmittal and related documents. These documents set forth the terms and conditions of the Offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the Offer. We urge you to consider this information carefully.

                                      /s/ Richard W. Turner
                                      Richard W. Turner

                                      President and Chief Executive Officer